SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2018

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                            No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding formation of joint venture by China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on July 10, 2018.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Connected Transaction
Formation of Joint Venture

I.	Overview of the Transaction

On 9 July2018, the Company entered into the Articles of Association of Sinopec Capital Co., Ltd. with Sinopec Group, which will take effect from the date of the incorporation of Sinopec Capital. Pursuant to the JV Articles, the Company proposes to establish Sinopec Capital with Sinopec Group with a registered capital of RMB10 billion, of which, the Company will subscribe capital contribution of RMB4.9 billion by cash, representing 49% of the registered capital of Sinopec Capital; and Sinopec Group will subscribe capital contribution of RMB5.1 billion by cash, representing 51% of the registered capital of Sinopec Capital.

II.	Basic Information on the Parties to the Transaction

As at the date of this announcement, the basic information of Sinopec Group is set out as follows:

Name	China Petrochemical Corporation (中國石油化工集團公司)
Registered address	No. 22 Chaoyangmen North Street, Chaoyang District, Beijing
Contributor	State-owned Assets Supervision and Administration Commission of the State Council of People's Republic of China

Legal representative	Wang Yupu (王玉普)
Registered capital	RMB274,866.534 million
Enterprise nature	Enterprise owned by the whole people
Principal business
exploration, exploitation, storage and transportation (including pipeline transportation), sales and comprehensive utilisation of oil and natural gas; oil refining; wholesale and retail of refined oil products; production, sales, storage and transportation of petrochemical and other chemical products; industrial investment and investment management; exploration design, construction and installation of petroleum and petrochemical engineering projects; repairing and maintenance of petroleum and petrochemical equipment; manufacture of mechanical and electrical equipment; research, development, application and consultation services of technology, information and alternative energy products; import and export business.

Development of the principal business and financial condition in latest three years
In recent three years, under the new development philosophy, Sinopec Group has adhered to an underlying principle of progressing at a steady pace and pressed ahead with its work in all aspects, which resulted in a good business performance. As at the end of 2017, the audited total assets of Sinopec Group amounted to RMB2,256,698 million, with the net assets of RMB1,078,566 million. In 2017, the audited operating income of Sinopec Group amounted to RMB2,400,318 million, with the net profit of RMB38,960 million. As at the end of 2016, the audited total assets of Sinopec Group amounted to RMB2,159,391 million, with the net assets of RMB1,072,901 million. In 2016, the audited operating income of Sinopec Group amounted to RMB1,969,220 million, with the net profit of RMB28,199 million. As at the end of 2015, the audited total assets of Sinopec Group amounted to RMB2,058,508 million, with the net assets of RMB1,052,979 million. In 2015, the audited operating income of Sinopec Group amounted to RMB2,047,272 million, with the net profit of RMB44,094 million.

Other relationships with Sinopec Corp.
Sinopec Group is the controlling shareholder of Sinopec Corp. Save as mentioned above and disclosed in the prospectus, periodical report and announcements published by Sinopec Corp., there are no other significant relationships in terms of property rights, businesses, assets, credits and debts and personnel between Sinopec Group and Sinopec Corp.

III.	Basic Information on the Transaction

(I)	Transaction type and basic information on Sinopec Capital

1.	Transaction type

The type of the Transaction is a joint investment with a connected person, i.e. Sinopec Capital to be established through joint investments of Sinopec Corp. and Sinopec Group.

2.	Basic information on Sinopec Capital

Business scope:
project investment, equity investment, investment management, equity management, asset management, investment consultancy, financial consultancy and other businesses within the scope permitted by the state policies (subject to approval of the industrial and commercial administrative authority)

Registered capital:	RMB10 billion
Funding and proportion of contribution:
Sinopec Corp. will subscribe capital contribution of RMB4.9 billion by cash, representing 49% of the registered capital of Sinopec Capital; and Sinopec Group will subscribe capital contribution of RMB5.1 billion by cash, representing 51% of the registered capital of Sinopec Capital.

Operation period:	Long-term
Composition of the board and the management:
Sinopec Capital will establish a board of directors and operation management. The board of directors will consist of 3 to 5 directors, and the operation management will consist of 1 general manager, 1 chief financial officer, 1 chief investment officer, 1 chief risk-control officer and other senior management members appointed by the board of directors pursuant to the JV Articles.

(II)	Consideration and pricing basis of the Transaction

After arm’s length negotiation, Sinopec Corp. and Sinopec Group will respectively subscribe RMB4.9 billion and RMB5.1 billion of the registered capital of Sinopec Capital, representing 49% and 51% of the registered capital of Sinopec Capital respectively. The consideration is fair and reasonable and is in the interests of all the shareholders of Sinopec Corp.

IV.	Major Contents of the Transaction

The principal terms of the JV Articles entered into between Sinopec Corp. and Sinopec Group are set out as follows:

(I)	Parties

Sinopec Corp. and Sinopec Group

(II)	Payment deadline

Sinopec Corp. and Sinopec Group shall pay all their respective capital contribution to Sinopec Capital no later than 31 December 2020. As at the date of this announcement, neither Sinopec Corp. nor Sinopec Group has paid its capital contribution to Sinopec Capital.

(III)	Dispute resolution

All disputes between Sinopec Corp. and Sinopec Group arising under the JV Articles or in connection therewith shall be settled through amicable negotiations. If any dispute is not settled within 60 days after a notice of such dispute or a written request for negotiation first served by either party on the other party of the JV Article, such dispute can be submitted to the people's court with competent jurisdiction at the registered place of Sinopec Capital.

(IV)	Effective terms and period

The JV Articles shall take effect from the date when the business license of Sinopec Capital is issued by the relevant industrial and commercial administrative authority.

V.	Purpose of the Transaction and its Effect on the Company

Upon the establishment of Sinopec Capital, its investments will focus on strategic emerging industries, including new energy, new material, energy conservation and environmental protection, and intelligence manufacturing in relation to the industry chain. In respect of the investment projects which are related to the Company's principal business, the Company will have the right of first refusal to acquire such projects. The formation of Sinopec Capital will speed up investments in emerging industries and help support Sinopec Corp.'s own business development and industrial chain upgrade. It will play an important role in achieving comprehensive, sustainable and high-quality development of Sinopec Corp.

VI.	Approval Procedures for the Transaction

(I)	Approval by the Board

On 10 July 2018, Sinopec Corp. convened the second meeting of the seventh session of the Board, at which the Transaction was approved and the Chairman and/or the Board Secretary were authorised to execute the documents in relation to the Transaction and to deal with other matters in relation to the Transaction unanimously by all the non-connected directors.

When voting on the resolution in relation to the Transaction by the Board, all connected directors, namely Mr. Dai Houliang, Mr. Li Yunpeng, Mr. Ma Yongsheng, Mr. Ling Yiqun, Mr. Liu Zhongyun and Mr. Li Yong, have abstained from voting. The independent non-executive directors unanimously approved the Transaction.

(II)	Prior Approval and Independent Opinions of Independent Non-executiveDirectors

Prior approval has been obtained from the Independent Non-executive Directors in respect of the Transaction before it was submitted to the Board for approval and the Independent Non-executive Directors expressed the following independent opinions in respect of the Transaction: the terms of the Transaction was on normal commercial terms, fair and reasonable to the independent shareholders of the Company and in the interest of the Company and its shareholders as a whole. No circumstances are detrimental to the interests of the Company and its independent shareholders.

VII.	Hong Kong Listing Rules Implications

Pursuant to Chapter 14A of the Hong Kong Listing Rules, Sinopec Group, the controlling shareholder of Sinopec Corp., is a connected person of the Company. Therefore, the Transaction between the Company and Sinopec Group constitutes a connected transaction under the Hong Kong Listing Rules. As certain applicable percentage ratios of the Transaction exceed 0.1% but fall below 5%, the Transaction is subject to the reporting and announcement requirements but is exempt from independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

Upon the completion of the Transaction, Sinopec Capital will become a subsidiary of Sinopec Group, and a connected person of the Company.

VIII.	General Information

Sinopec Corp. is one of the largest integrated energy and chemical companies in China. Its principal operations include the exploration and production, pipeline transportation and sale of petroleum and natural gas; the production, sale, storage and transportation of refinery products, petrochemical products, coal chemical products, synthetic fibre, and other chemical products; the import and export, including an import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

IX.	Definition

"JV Articles"	Articles of Association of Sinopec Capital
"Board"	Board of directors of the Company
“Company”/“Sinopec Corp.”	China Petroleum & Chemical Corporation
"Sinopec Group"	China Petrochemical Corporation (中國石化集團公司)
"Sinopec Capital"	Sinopec Capital Co., Ltd. (中國石化集團資本有限公司)
“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“Independent Non-executive Directors”	The independent non-executive directors of the Company

“RMB”	Renminbi yuan, the lawful currency of the PRC
“Subsidiaries”	has the meaning under the Hong Kong Listing Rules
“Transaction”	The proposed formation of Sinopec Capital with Sinopec Group, of which RMB 4.9 billion will be contributed by Sinopec Corp. by cash, representing 49% of the total registered capital of Sinopec Capital
「%」	percentage

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
10 July 2018

As of the date of this announcement, directors of the Company are: Dai Houliang# , Li Yunpeng* , Ma Yongsheng#, Ling Yiqun# , Liu Zhongyun# , Li Yong*, Tang Min+ , Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: July 11, 2018